

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2020

Christopher C. Schreiber
Executive Chairman of the Board
Akers Biosciences, Inc.
201 Grove Road
Thorofare, New Jersey 08086

> **Re: Akers Biosciences, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 29, 2020**
> **Preliminary Proxy Statement on Schedule 14A**
> **As Amended July 23, 2020**
> **File No. 001-36268**

Dear Mr. Schreiber:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rick Werner, Esq.